METALLA REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2025

AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 15, 2025

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three months ended March 31, 2025. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three months ended March 31, 2025, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, CEO of Metalla, commented, "The first quarter 2025 marked further progress for several royalties in the Company's portfolio. Endeavor remains on track for first ore processing in Q2; Aranzazu saw an increase in mine life to 10 years; La Guitarra begins mining at the higher grade Coloso mine; Wasamac and Gurupi both had updated 2 Moz+ Mineral Reserves and Resources declared; and  meaningful drill programs at Gosselin, Fosterville, Wharf, Joaquin, San Luis and Edwards are now underway."

COMPANY HIGHLIGHTS

Below are key Company highlights for three months ended March 31, 2025:

  Received or accrued payments on 628 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $2,855 and an average cash cost of $11 per attributable GEO (see Non-IFRS Financial Measures)
  Recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.7 million, net loss of $0.7 million, and Adjusted EBITDA of $0.9 million (see Non-IFRS Financial Measures);
  Generated operating cash margin of $2,844 per attributable GEO from the Wharf, Tocantinzinho, Aranzazu, La Encantada, La Guitarra, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd., and other royalty interests (see Non-IFRS Financial Measures); and

  On January 13, 2025, Beedie Capital ("Beedie") elected to convert C$1.5 million of the accrued and unpaid interest under the existing loan facility between Metalla and Beedie at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 common shares of the Company ("Common Shares"), which were issued on February 4, 2025. Following the conversion, Beedie owned approximately 10.3% of the outstanding Common Shares. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all accrued fees and the accrued interest to $Nil as of the payment date.

ASSET UPDATES

Below are updates for the three months ended March 31, 2025, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On May 14, 2025, G Mining Ventures Corp. (“G Mining”) reported 2025 first quarter gold production of 36 Koz and gold sales of 35 Koz.  Productivity during the period was impacted by unusually heavy rainfall reducing mined tonnage. Plant availability was also impacted in the period due to unscheduled downtime for a mill liner replacement, with a new metallic liner system installed in April which is expected to increase plant availability and throughput to nameplate levels. G Mining also reaffirmed their 2025 production guidance of 175 to 200 Koz with 56% of the output concentrated in the second half of the year as higher grade ore becomes accessible deeper in the pit.

On February 20, 2025, G Mining announced an updated Reserve and Resource estimate where infill drilling and integration of grade control data led to an upward revision of the resource estimate, successfully replacing Mineral Reserves. As of year-end 2024, Proven Mineral Reserves totaled 1.06 Moz at 1.23 g/t gold, Probable Mineral Reserves totaled 0.97 Moz at 1.24 g/t gold, Measured Resources totaled 1.07 Moz at 1.21 g/t gold, Indicated Resources totaled 1.11 Moz gold at 1.22 g/t gold,  and Inferred Resources totaled 27 Koz at 1.12 g/t gold. G Mining also stated that in 2025 near-mine exploration of $2 million is planned to test the extension at depth and on the northwest limb of the deposit and a regional exploration budget of $9 million is planned for 2025 to test targets within a 5 km radius with the primary goal to identify additional deposits.

Metalla accrued 266 GEOs from Tocantinzinho for the three months ended March 31, 2025.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On May 7, 2025, Coeur Mining, Inc. ("Coeur") reported 2025 first quarter production of 20.5 Koz gold. Coeur stated that production was lower than expected for the quarter due to the timing of tons and grades stacked on the heap leach pad during the period, however Coeur reaffirmed its full year guidance for 2025 at Wharf of 90 - 100 Koz gold. Coeur also stated that capital expenditures for the quarter totaled $7 million to materially extend the mine life, and exploration for the quarter totaled $3 million, focused on expansion and infill drilling focused on expanding the mineralized zones at Juno and North Foley and outlining a new zone of mineralization in the Wedge, an undrilled target southeast of North Foley.

On February 18, 2025, Coeur announced that mine optimization initiatives drove Measured and Indicated Resources for gold to more than double and Inferred Resources for gold to more than triple. At year end, Proven and Probable Reserves totaled 757 Koz at 0.81 g/t gold, Measured Resources totaled 175 Koz at 0.53 g/t gold, Indicated Resources totaled 845 Koz at 0.53 g/t gold, and Inferred Resources totaled 470 Koz at 0.56 g/t gold.

Metalla accrued 126 GEOs from Wharf for the three months ended March 31, 2025. The Company’s NSR royalty is based on the value of gold ounces stacked which were considerably lower in Q1 2025 compared to Q1 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On May 5, 2025, Aura Minerals Inc. ("Aura") highlighted the release of an updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") technical report for Aranzazu on April 1, 2025, which confirmed a 10-year mine life and projected average annual production of 28.1 million pounds of copper, 25.2 Koz of gold, and 652 Koz of silver.

Aura also reported first quarter 2025 production from the Aranzazu Mine totaling 20,456 GEOs (as defined by Aura), representing a 10% decrease from Q4 2024. The decline was attributed to mine sequencing, extended maintenance downtime, and lower copper recoveries due to higher clay content in the ore. Aura reaffirmed its 2025 production guidance of 88,000 to 97,000 GEOs (as defined by Aura).

Additionally, Aura announced that exploration during Q1 2025 in the Glory Hole zone confirmed the continuity of the mineralized skarn at depth, with notable intercepts including 0.6% copper, 0.24 g/t gold, and 7 g/t silver over 20 meters, and 0.75% copper, 0.47 g/t gold, and 7 g/t silver over 6.5 meters.

Metalla accrued 164 GEOs from Aranzazu for the three months ended March 31, 2025.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

La Guitarra

On April 29, 2025, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") announced the commencement of underground mining at the Coloso mine, located within the Guitarra complex. The Coloso mine is located 4 kilometers from the Guitarra processing plant and was previously mined allowing Sierra Madre to restart operations with minimal pre-production expenditures and seven months ahead of schedule. Sierra Madre noted that the Coloso Mineral Resource grades are 1.7 times higher in silver and 1.2 times higher in gold than the Guitarra vein, which served as the initial mining front at La Guitarra.

On January 9, 2025, Sierra Madre announced full commercial production at the La Guitarra complex commenced effective January 1, 2025. The process plant, underground mine and all aspects of the operation have been running at the current capacity of 500 tonnes per day over the past 90 days.

Metalla accrued 29 GEOs from La Guitarra for the three months ended March 31, 2025.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On April 9, 2025, First Majestic Silver Corp. ("First Majestic") reported production of 26 oz of gold from La Encantada in the first quarter of 2025. During the quarter, one underground rig completed 955 meters of drilling on the property.

On February 20, 2025, First Majestic reported in their year-end MD&A they expected to complete an estimated 5,600 meters of drilling in 2025 to develop the Ojuelas and Milagros ore bodies for 2025 production. Other planned initiatives to increase production levels include the use of lead nitrate to increase processing recoveries, increased ore blending options, and supplementing haulage to increase mining rates.

Metalla accrued 17 GEOs from La Encantada for the three months ended March 31, 2025.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Endeavor

On April 2, 2025, Polymetals Resources Ltd. ("Polymetals") reported in its March 2025 Quarterly Activities report that the Endeavor mine redevelopment activities are on schedule with wet commissioning of the mill expected in April 2025 and first ore processing and concentrate production expected in May 2025. The first stope blast at the 777 level of the main Endeavor ore body yielded diluted block grades of 180 g/t silver, 6% zinc and 3.8% lead. In addition, near mine drilling continued during the quarter at the Carpark prospect, which is considered by Polymetals to have a high potential to host a southern extension to the Endeavor mineral system.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Côté-Gosselin

On May 6, 2025, IAMGOLD Corporation (“IAMGOLD”) reported in their first quarter MD&A that approximately 12,000 meters of drilling were completed at the Gosselin deposit during the quarter. The program was focused on increasing confidence in the existing resource and converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD plans to drill a total of 45,000 meters at Gosselin in 2025. In addition, a 20,000-meter infill drill program is expected to commence in the second quarter of 2025 to improve resource confidence in the northeastern extension of the Côté deposit. IAMGOLD also noted that technical studies are progressing to support ongoing metallurgical testing, as well as mining and infrastructure assessments, to evaluate potential integration of the Gosselin deposit into a future Côté Gold life-of-mine plan.

IAMGOLD also reported gold production at Côté Gold in the first quarter was 73 Koz, as the mine continues to ramp up following the start of production in 2024. Mining activities continue to expand the pit and increase the volume of blasted ore in the pit to provide flexibility in supporting the planned mill feed with reduced handling. Production at Côté Gold in 2025 is expected to be in the 360 – 400 Koz range.

Metalla holds a 1.35% NSR royalty covering less than 10% of the Côté Reserves and Resources estimate in the northeastern portion of the pit design, as well as 100% of the Gosselin Resource estimate.

Taca Taca

On April 24, 2025, First Quantum Minerals Ltd. ("First Quantum") reported in their first quarter MD&A that the Environmental and Social Impact Assessment (ESIA) continues to be reviewed by the Secretariat of Mining of Salta Province. First Quantum is awaiting a consolidated technical report from provincial authorities, following an independent evaluation conducted by SEGEMAR (Argentinian Geological and Mining Service) in the fourth quarter of 2024. First Quantum also stated that it is preparing an update of the Taca Taca's NI 43-101 Technical Report, and plans to submit an application for the RIGI regime, a new incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Copper World

On May 12, 2025, Hudbay Minerals Inc. ("Hudbay") announced that in January 2025, they received the final major permit required for the development and operation at Copper World, and since then have commenced a minority joint venture partner process. Hudbay stated that they anticipated any minority joint venture partner would participate in the funding of the definitive feasibility study activities as well as the final project design and construction.  Hudbay also stated that they have commenced the work to support the definitive feasibility and progress the project towards a potential sanction decision in 2026. Copper World is expected to produce 85,000 tonnes of copper per year over an initial 20-year mine life.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Fosterville

On April 24, 2025, Agnico Eagle Mines Ltd. ("Agnico") reported that Fosterville produced 43.6 Koz of gold in the first quarter of 2025, higher than planned due to higher grades at Harrier and a change in mining sequence at Phoenix.

On February 13, 2025, Agnico reported it continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput as gold grades continue to decline with the depletion of the Swan zone. During 2024, Fosterville added 543 Koz in the Inferred Resource category mainly from successful drilling at Lower Phoenix and Robbins Hill. A total of 44,500 meters of drilling is expected by Agnico during 2025, focused on the extension of Mineral Reserves and Mineral Resources at Lower Phoenix and Robbins Hill. Agnico has announced that an additional 39,800 meters of drilling will target new geological targets on the land package.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Amalgamated Kirkland and North AK

On February 13, 2025, Agnico announced that Amalgamated Kirkland ("AK") ores will be processed at the LZ5 mill at LaRonde beginning in the fourth quarter of 2025. Production from the AK deposit is forecast to be approximately 10 Koz gold in 2025, and 50 - 60 Koz gold in 2026 and in 2027.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

Wasamac

On February 13, 2025, Agnico reported the inaugural declaration of Proven and Probable Mineral Reserves of 1.38 Moz at 2.9 g/t gold, Indicated Resources of 667 Koz at 2.19 g/t gold (exclusive), and Inferred Resources of 312 Koz at 1.65 g/t gold. This is the first declaration of Mineral Reserves by Agnico at Wasamac since its acquisition from Yamana Gold Inc. in 2023.

Agnico reported that it plans to spend $2.3 million to drill 10,000 meters at Wasamac in 2025 and an additional $6.8 million is expected to be spent in 2025 for further technical evaluation to assess various scenarios regarding optimal mining rates and milling strategies.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Gurupi (formerly CentroGold)

On February 20, 2025, G Mining announced an updated Mineral Resource at Gurupi with Indicated Resources of 1.83 Moz at 1.31 g/t gold and Inferred Resources of 770 Koz at 1.29 g/t gold. The resource estimate is comprised of three deposits, Blanket, Contact and Chega Tudo. G Mining noted that although Blanket and Contact are spatially close, only a few drill holes tested the continuity of grade between the two deposits. A budget of $2-4 million has been allocated to Gurupi in 2025 with exploration efforts to focus on data compilation and interpretation, machine learning-based core relogging, conducing a high-resolution survey, and completing soil sampling to follow up on historic golf showings and newly defined targets.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

Castle Mountain

On May 7, 2025, Equinox Gold Corp. ("Equinox") reported in their first quarter MD&A that they are continuing to advance engineering and permitting for the Castle Mountain Phase 2 expansion. Equinox reiterated its expectation that the lead agencies will publish a notice of intent in 2025, which would commence the formal permitting review process. Furthermore, a memorandum of understanding ("MOU") has been signed among the project lead agencies to prepare the joint Environmental Impact Statement/Environmental Impact Report ("EIS/ESR"). The EIS/EIR stage of formal environmental analysis is expected to occur throughout 2025 and 2026.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

West Wall

On January 29, 2025, Glencore plc ("Glencore") reported in their 2024 Mineral Reserves & Mineral Resources report that West Wall's Indicated Mineral Resources grew to 891 Mt at 0.50% copper, 0.04 g/t gold and 0.01% molybdenum. In addition, Inferred Mineral Resources increased to 1,500 Mt at 0.38% copper, 0.03 g/t gold and 0.01% molybdenum. The changes to the West Wall Mineral Resource estimate reflect updated economic assumptions and pit optimization.

Metalla holds a 1.0% net proceeds of production royalty on West Wall.

Joaquin

On April 28, 2025, Unico Silver Ltd. ("Unico") reported that a maiden drill program of 10,000 meters is underway at Joaquin. Drilling is designed to expand mineralization and convert the Foreign Resource Estimate (as defined by Unico) to a maiden JORC compliant resource. First assay results are anticipated during Unico's June quarter 2025.

Metalla holds a 2.0% NSR royalty on Joaquin.

La Parrilla

On May 8, 2025, Silver Storm Mining Ltd. ("Silver Storm") announced it has made excellent progress towards securing a debt and offtake-linked project financing proposals for the restart of operations at La Parrilla.

On February 11, 2025, Silver Storm reported that the Indicated Mineral Resources at La Parrilla grew by 107% to 10.8 Moz AgEq (as defined by Silver Storm) at 280 g/t AgEq and the Inferred Mineral Resources grew by 58% to 16.3 Moz AgEq at 255 g/t AgEq.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Edwards Mine

On April 30, 2025, Alamos Gold Inc ("Alamos") reported that 854 meters of drilling was completed in the first quarter at the past producing Cline-Edwards Mines, located approximately seven kilometers northeast of the Island Gold mine. Alamos plans to complete 10,000 meters of surface drilling in 2025 as part of a regional exploration program at the Island Gold district, focused on following up high-grade mineralization intersected at the Cline-Edwards deposits.

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

Dundonald

On March 27, 2025, Class 1 Nickel and Technologies Ltd. reported an updated Mineral Resource estimate for the Dundonald North Nickel deposit. Total Inferred Resources were 42 Mlbs at 0.75% nickel and 2.6 Mlbs at 0.05% copper.

Metalla holds a 1.25% NSR royalty at Dundonald.

Tower Mountain

On January 7, 2025, Thunder Gold Corp. announced the results of the drill program on the P-Target at Tower Mountain. Highlight intercepts include 1.93 g/t gold over 54.2 meters including 3.64 g/t gold over 10.5 meters and 1.77 g/t gold over 25.5 meters including 3.55 g/t gold over 7.6 meters.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Saturday Night

On February 28, 2025, Transition Metals Corp. reported that drilling confirmed a significant Ni-Cu-PGM mineralized interval near the base of a larger midcontinent rift-style instruction with a highlight intercept of 1.04 g/t PGEs (gold, platinum and palladium) with 0.19% copper over 14 meters.

Metalla holds a 1.0% NSR royalty on Saturday Night.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in NI 43-101.

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three months ended March 31, 2025, were:

Three months
ended
Attributable GEOs during the period from:	March 31, 2025
Tocantinzinho	266
Wharf	126
Aranzazu	164
La Guitarra	29
La Encantada	17
NLGM	26
Total attributable GEOs	628

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the three months ended March 31, 2025, was:

Three months
ended
March 31, 2025
Cost of sales for NLGM	$7
Total cash cost of sales	7
Total attributable GEOs	628
Average cash cost per attributable GEO	$11

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for three months ended March 31, 2025, was:

Three months
ended
March 31, 2025
Royalty revenue (excluding fixed royalty payments)	$1,719
Revenue from NLGM	74
Sales from stream and royalty interests	1,793
Total attributable GEOs sold	628
Average realized price per attributable GEO	$2,855

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the three months ended March 31, 2025, was:

Three months
ended
March 31, 2025
Net loss	$(731)
Adjusted for:
Interest expense	448
Finance charges	80
Income tax provision	25
Depletion	497
Foreign exchange loss	1
Share-based payments	546
Adjusted EBITDA	$866

(e) Adjusted working capital

Adjusted working capital is a non-IFRS measure which is calculated by taking the Company's current assets less its current liabilities, excluding the Convertible Loan Facility. The Company presents working capital, adjusted for the Convertible Loan Facility, as the classification of the Convertible Loan Facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the Convertible Loan Facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company's adjusted working capital as at March 31, 2025, was:

As at
March 31, 2025
Total current assets	$12,956
Less:
Total current liabilities	(13,881)
Working capital	(925)
Adjusted for:
Convertible loan facility	12,693
Adjusted working capital	$11,768

Refer the Company's MD&A for the three months ended March 31, 2025, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams, and other projects, which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the paragraphs below. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management’s statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof; the expected increase in plant availability and throughput at Tocantinzinho to nameplate levels; the expected 2025 gold production guidance at Tocantinzinho and the expected timing thereof; the accessibility to higher grades at Tocantinzinho as the pit gets deeper; the near-mine exploration program planned for 2025 at Tocantinzinho, its costs and purpose; the regional exploration budget for 2025 at Tocantinzinho, its purpose and goals; the expected 2025 production guidance at Wharf; the expected mine life and average annual production at Aranzazu; the expected 2025 production guidance at Aranzazu; the expected drilling at La Encantada in 2025; the planned initiatives at La Encantada to increase production levels;  the redevelopment activities at Endeavor, including wet commissioning of the mill and first ore processing and concentrate production, and the anticipated timing thereof; the Carpark prospect’s potential to host a southern extension to the Endeavor mineral system; the 2025 planned drilling programs at Gosselin and Côté; the technical studies regarding the potential inclusion of the Gosselin deposit into a future Côté Gold life-of-mine plan; the expected ramp up and expected 2025 production at Côté Gold; the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province; First Quantum’s wait for a consolidated technical report from provincial authorities for Taca Taca; the update to Taca Taca’s NI 43-101 Technical Report; the plans to submit an application for the RIGI regime for Taca Taca; the completion of a definitive feasibility study for Copper World and the timing thereof; the commencement of a minority joint venture partner process for Copper World, and the timing thereof; the sanctioning of Copper World and the timing thereof; the expected production of Copper World and anticipated mine life; the expected drilling in Fosterville, its goals, targets and the timing thereof; the processing of AK ores at the LZ5 mil at La Ronde and the timing thereof; the expected production at AK in 2025, 2026 and 2027; the planned drilling program at Wasamac and the anticipated expenses and timing thereof; the further technical evaluation at Wasamac and the anticipated expenses and timing thereof; the budget allocated to Gurupi in 2025; the focus of the exploration efforts at Gurupi in 2025; the advancement of engineering and permitting for the Castle Mountain Phase 2 expansion; the receipt of a notice of intent in connection with the mine permitting for Castle Mountain, the commencement of the formal permitting review and the anticipated timing thereof; the EIS/EIR stage of formal environmental analysis for Castle Mountain and the timing thereof; the maiden drill program at Joaquin, the goal of the program, and the timing of the first assay results; the securing of a debt and offtake-linked project financing proposals for the restart of operations at La Parrilla; the planned drilling program at Edwards Mine in 2025 and the focus thereof; that the interest in the A&R Loan Facility will revert to a cash interest payment and the timing thereof; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's current credit facility and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the Company's loan facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.